FIRST CITIZENS CAPITAL SECURITIES, LLC
(A wholly owned subsidiary of First Citizens Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Citizens Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 West 42nd Street, 13th Floor
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Hui   **973-422-3623**   Michelle.Hui@FirstCitizens.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Avenue, Suite 200   **Raleigh**   **NC**   **27612**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **677**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Hui_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Citizens Capital Securities, LLC_____, as of 12/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALIREZA TAHERAFSHAR
NOTARY PUBLIC
State of New Jersey
My Commission Expires 10/23/2027

Notary Public   2/26/2024

Signature:

Title:
CFO & Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

First Citizens Capital Securities, LLC
(A wholly owned subsidiary of First Citizens Bancshares, Inc.)

Index
December 31, 2023

Page(s)



Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
First Citizens Capital Securities, LLC
Raleigh, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Citizens Capital Securities, LLC (the “Company”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as the Company’s auditor since 2022.

Raleigh, North Carolina
February 26, 2024

First Citizens Capital Securities, LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Statement of Financial Condition
December 31, 2023
(dollars in thousands)

ASSETS

Cash and cash equivalent	$	16,670
Restricted cash held at affiliate bank		85
Accounts receivable		63
Other assets		36
TOTAL ASSETS	**$**	**16,854**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	160
Due to affiliates		105
Total liabilities		265
MEMBER'S EQUITY		16,589
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**16,854**

See accompanying notes to statement financial condition.

First Citizens Capital Securities, LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Notes to Statement of Financial Condition
December 31, 2023

1. **Organization and Nature of Operations**

    First Citizens Capital Securities, LLC (the "Company") is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

    The Company is a wholly owned subsidiary of First Citizens BancShares, Inc. (the "Parent" or "FCB"). Effective August 2023, the Company changed its name from CIT Capital Securities LLC and adopted FCB brand and logo.

    First Citizens BancShares, Inc. and all its subsidiaries collectively are referred to as the Company's Affiliates. On behalf of its Affiliates, the Company arranges and syndicates corporate debt or equity securities. The Company does not hold customer securities or customer funds.

2. **Summary of Significant Accounting Policies and Basis of Presentation**

    Basis of Presentation

    The statement of financial condition is prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

    Accounting Policies

    Cash and Cash Equivalent

    The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include demand deposits with an affiliated bank and overnight deposit held by a foreign branch of an unaffiliated domestic depository institution and, therefore, is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this overnight deposit.

    Restricted Cash

    Restricted cash held at an affiliated bank is retainer fees received from underwriting customers for the Company to pay out-of-pockets expense and if any unused fund remaining, the Company is required to return it to respective customers.

    Fair Value Measurement

    The Company measures the fair value of its financial assets in accordance with ASC 820, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements.

The Company categorizes its financial instruments, based on the significance of inputs to the valuation techniques, according to the following three-tier fair value hierarchy:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market;

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments;

- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's cash and cash equivalent and restricted cash held at affiliate bank are classified on the fair value hierarchy as Level 1 because they are relatively short-term in nature and there is no interest rate or credit risk that would cause the fair value to differ from the carrying value. The Company's other financial assets and liabilities are recorded at their carrying amounts that approximate fair value due to their short nature.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax purposes. The Company's income and expense items are included within the filings of the Parent's federal and state income tax returns.

The Company does not record income taxes provisions in its financial statements, in accordance with the guidance under ASC 740 *Income Taxes* that legal entities that are not subject to tax, including the Company as it is a disregarded single member LLC for tax purposes, are not required to include in their separate statement of financial condition amounts of consolidated current and deferred taxes.

The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there were uncertain tax positions that require financial statement recognition. At December 31, 2023, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the local amounts unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

3. **Transactions with Affiliates**

The Company maintains a cost sharing agreement with FCB, whereby the Company is obligated to pay periodic fees to FCB and Affiliates for accounting, administrative, office space, human resources, and other services. The fee is determined by FCB and allocated based upon estimates of the value of services provided. Such transactions with Affiliates are not necessarily consummated on terms equivalent to those that prevail in an arm's length transaction.

First Citizens Capital Securities, LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Notes to Statement of Financial Condition
December 31, 2023

Due to affiliates consists of $98 thousand due to an affiliate for the cost sharing agreement and $7 thousand due to an affiliate for payments made on behalf of the Company.

Restricted cash deposit of $85 thousand is held at an affiliated bank at December 31, 2023.

4.   Accounts Receivable and Allowance for Credit Losses

The guidance under Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including arrangement fees and other receivables utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2023.

The Company considers arrangement and advisory fee receivables are impacted by the guidance.

At December 31, 2023, the Company had approximately $63 thousand arrangement and advisory fee receivable from third parties. The Company carries its arrangement fee receivable at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no changes in the Company's estimate of expected credit losses during the year ended December 31, 2023, and collections of accounts receivable subsequent to the date of the statement of financial condition support the Company's determination that no allowance for expected credit losses was required as of December 31, 2023.

5.   Concentration

The Company's cash and cash equivalents at December 31, 2023 includes $16.7 million foreign overnight deposit investment deposited at one unaffiliated depository institution, which is rated by credit rating agencies.

6.   Indemnifications, Risks and Uncertainties

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties, and general indemnifications. The Company's maximum

First Citizens Capital Securities, LLC
(A wholly owned subsidiary of First Citizens Bancshares Inc.)

Notes to Statement of Financial Condition
December 31, 2023

exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2023.

7.   Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $16 million which exceeded the required net capital of $100 thousand by $15.9 million.

The Company does not hold customers' cash or securities, thus it is not subject to SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8.   Subsequent Events

For the year ended December 31, 2023, the Company evaluated subsequent events for the statement of financial condition. There were no subsequent events through February 26, 2024, the date the statement of financial condition were available to be issued, that would require recognition or disclosure in the statement of financial condition.

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